                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K/A

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

The present Offer is intended for all shareholders of Telecom Italia Media without discrimination and on equal conditions, but is not being promoted directly or indirectly in the United States of America, Canada, Australia or in any country outside Italy where such a promotion requires approval from the relevant local authorities or where it breaches local rules or regulations (“Other Countries”). Similarly, no orders received directly or indirectly from the United States, Canada and Australia or from any of the Other Countries in which participation in the offer is contrary to local law shall be considered valid or effective. The present Offer is not directly or indirectly intended for, nor may it be accepted in, the United States, Canada and Australia or any of the Other Countries through the services of any regulated market of the United States, Canada and Australia or Other Countries, nor through the postal services or through any other means of communication or national or international commerce referring to the United States, Canada and Australia or Other Countries, including but not limited to such channels as the postal network, fax, telex, electronic mail, telephone and the Internet or any other IT tool or platform. Similarly, any orders made by means of these services, channels or tools shall not be considered valid or effective. The information contained in this communication does not constitute an invitation to purchase or sell financial instruments in the United States of America, Canada and Australia or Other Countries.

Shareholders’ Meeting Held

TELECOM ITALIA MEDIA: RESOLUTION PASSED FOR A BUYBACK OF UP TO 10% OF THE COMPANY’S ORDINARY AND SAVINGS SHARES AND A SUBSEQUENT DECREASE OF CAPITAL

Rozzano, May 24, 2005 - The Telecom Italia Media (Telecom Italia Group) Shareholders’ Meeting took place today in Rozzano, chaired by Riccardo Perissich.

In ordinary session, the Meeting passed a resolution authorizing the buyback of ordinary and savings shares up to the maximum limitset by law (10% of each class of share) through a proportional voluntary public purchase offer for an aggregate total of 364,251,922 ordinary shares at a unit price of €0.40, and for a total of 6,107,273 savings shares at a unit price of €0.33. The maximum aggregate countervalue of the offer corresponds to €147.7  million.

In extraordinary session, the Shareholders’ Meeting passed a resolution for a decrease of  share capital through the cancellation of the shares acquired by means of this offer.

Today’s decisions come under the framework of a  restructuring project approved by the TI Media Board of Directors on April 4, 2005 (announced to the market that same day), that entails the cash sale to the Telecom Italia Group of TI Media’s Internet activities, consisting of the Tin.it company unit and the Virgilio portal, for a total price of €950 million. The purpose of the project is to refocus TI Media’s business on media activities by accruing the necessary financial resources while, at the same time, responding to the need to rationalize the Telecom Italia Group’s Internet sector presence.

Under this framework, the buyback provides TI Media shareholders an opportunity to monetize a portion of their investments at economic conditions based on valuations adopted for the sale of Internet asset. The recommended price incorporates a premium of around 20% over the average of official stock market prices over the six-month period up to April 1, 2005 inclusive, the last day of share trading prior to the Board Meeting where the plan was adopted.

By confirming that it will not take up the offer, Telecom Italia is ensuring that the entire countervalue of the offer will be available to the market. If the public purchase offer is fully subscribed (and taking into account the subsequent cancellation of the bought back shares), Telecom Italia’s controlling stake will rise from approximately 62.5% (60.4% held directly, 2.1% held indirectly through Telecom Italia Finance) to approximately 69.4%.

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5144.8424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 24th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer